UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 23, 2014.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX HALF-YEAR 2014 NET INCOME TOTALED $44.2 MILLION, OR $1.14 PER SHARE (+16% YoY). SECOND QUARTER 2014 NET INCOME REACHED $20.7 MILLION (-5% YoY; -12% QoQ).

PANAMA CITY, July 23, 2014 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries to promote foreign trade finance and economic integration in the Region, today announced its results for the second quarter and the first six months ended June 30, 2014.

Second Quarter and Six Months 2014 Highlights

Reported results:

•	Bladex’s 6M14 Net Income totaled $44.2 million (+16% YoY). Second quarter 2014 Net Income reached $20.7 million (-12% QoQ), as incremental revenues from Commercial Portfolio balances growth were offset by a volume-driven increase in provisions for credit losses, and adverse non-core results.

•	Net interest income reached $66.0 million in the first 6M14 (+$10.6 million, or +19% YoY) and $33.9 million in the 2Q14 (+15% YoY; +6% QoQ) on average commercial portfolio growth and increased net interest spreads (“NIS”).

•	Fees and commissions amounted to $8.5 million in the first 6M14 (+$3.2 million, or +62% YoY) as the bank´s syndication business and average contingency balances expanded. 2Q14 fee income reached $4.2 million (+48% YoY; -2% QoQ).

Key performance metrics:

•	Net interest margin (“NIM”) increased 14 bps YoY to 1.81% in the first 6M14. 2Q14 NIM reached 1.84% (+12 bps YoY; +5 bps QoQ) on higher earning-assets yields from increased average portfolio balances and lower average funding costs, while NIS improved to 1.65% (+20 bps YoY) and 1.67% (+16 bps YoY; +5 bps QoQ), respectively.

•	6M14 annualized return on average equity (“ROAE”) reached 10.1% versus 9.1% in the 6M13, while Business ROAE, which excludes non-core results, stood at 10.7%, versus 8.5% in 6M13.

•	The year-to-date 2014 Business Efficiency Ratio improved to 34% (-6 pts. YoY), and 32% in the 2Q14 (-4 pts. YoY; -3 pts. QoQ).

Credit Growth & Quality:

•	Commercial Portfolio balances amounted to $6.9 billion as of June 30, 2014 (+4% QoQ and YoY). Average Commercial Portfolio balances reached $6.8 billion in the first 6M14 (+12% YoY), and $6.9 billion in 2Q14 (+12% YoY; +5% QoQ).

•	Credit quality remained sound at 0.06% of non-accrual loans to total loan portfolio balances. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.18% as of June 30, 2014, same as the previous quarter.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M14	6M13	2Q14	1Q14	2Q13
Key Income Statement Highlights
Operating revenues	$73.7	$70.0	$37.2	$36.5	$39.9
Operating expenses	$(26.4)	$(27.8)	$(12.9)	$(13.5)	$(14.3)
Business Net Income (1)	$47.0	$35.3	$22.9	$24.0	$19.5
Non-Core Items (2)	$(2.8)	$2.7	$(2.2)	$(0.5)	$2.2
Net Income attributable to Bladex Stockholders (3)	$44.2	$38.0	$20.7	$23.5	$21.7
Profitability Ratios
Earnings per Share ("EPS") (4)	$1.14	$0.99	$0.54	$0.61	$0.57
Return on Average Equity (“ROAE”)	10.1%	9.1%	9.3%	10.9%	10.3%
Business ROAE (5)	10.7%	8.5%	10.3%	11.2%	9.3%
Business Return on Average Assets	1.3%	1.1%	1.2%	1.3%	1.1%
Net Interest Margin ("NIM")	1.81%	1.67%	1.84%	1.79%	1.72%
Net Interest Spread ("NIS")	1.65%	1.45%	1.67%	1.62%	1.51%
Business Efficiency Ratio (6)	34%	40%	32%	35%	36%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$6,901	$6,657	$6,901	$6,610	$6,657
Treasury Portfolio	$376	$366	$376	$353	$366
Tier 1 Capital Ratio (7)	15.2%	15.9%	15.2%	16.4%	15.9%
Leverage (times) (8)	8.6	8.6	8.6	8.1	8.6
Liquid Assets / Total Assets (9)	9.6%	8.4%	9.6%	8.0%	8.4%
Non-Accruing Loans to Total Loans, net of discounts	0.06%	0.00%	0.06%	0.05%	0.00%
Allowance for Credit Losses to Commercial Portfolio	1.18%	1.21%	1.18%	1.18%	1.21%

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Second Quarter 2014 results: “Bladex continues to make further headway towards achieving core growth and profitability targets for 2014. The Commercial Portfolio grew strongly as the result of both the Bank´s effective positioning in markets across the Region, and solid underlying credit demand from corporations and financial institutions. The portfolio growth was accompanied by a commensurate increase in reserve levels, while maintaining credit quality at very high levels. Importantly, this accelerated growth momentum, while achieved in a highly competitive market environment, did not come at the expense of margin evolution, which continued its positive trend. Lending margins remained stable, while funding costs continued to decrease as we took advantage of highly liquid markets in search of solid, well diversified risk. Our fee generation activities continued to make progress towards becoming more diversified, dependable and consistent drivers of revenues for the Bank. The growth and diversification of our business is being achieved with a strong emphasis on the efficient use of available resources, and judicious cost management as operating expenses remain well controlled. Non-core results, essentially from our participation in the investment funds, were not helpful this quarter; however, the Bank made another significant step towards exiting this exposure by making a substantial redemption, and by deconsolidating its investment during the quarter,” Mr. Amaral concluded.

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RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s business of financial intermediation and fee generation relating to the Commercial Portfolio. Net Income includes net interest income from loans, fee income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

The Commercial Portfolio includes the loan portfolio, equity investments, customer liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, and guarantees covering commercial risk and credit commitments).

As of June 30, 2014, the Commercial Division’s portfolio balances totaled $6.9 billion, a $0.3 billion, or 4%, increase from the previous quarter, and a $0.2 billion, or 4%, increase from the second quarter 2013. On an averages basis, Commercial Portfolio balances reached $6.8 billion during the first six months 2014, a $0.7 billion, or 12%, increase compared to $6.0 billion in the first six months 2013, mainly attributable to growing demand in the Bank’s client base of financial institutions (+21% YoY) and corporations (+12% YoY). Quarterly average Commercial Portfolio balances reached $6.9 billion in the second quarter 2014, a $0.3 billion, or 5% increase compared to the previous quarter, and a $0.7 billion, or 12% increase compared to the second quarter 2013.

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The Commercial Portfolio continued to be short-term and trade-related in nature: $4.8 billion, or 70%, of the Commercial Portfolio matures within one year. Trade financing operations represented 58% of the portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations involved in foreign trade.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and the diversification of corporations and middle-market companies across industry segments:

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Credit disbursements totaled $3.5 billion in the second quarter 2014, a 7% increase versus $3.3 billion disbursed in the previous quarter, as credit demand strengthened, and a 12% decrease compared to the $4.0 billion disbursed in the second quarter 2013, reflecting a more price-sensitive origination approach.

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Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	6M14	6M13	2Q14	1Q14	2Q13
Commercial Division:
Net interest income	$57.6	$55.8	$29.6	$28.0	$28.4
Non-interest operating income (10)	9.6	6.1	5.0	4.7	3.2
Net operating revenues (11)	67.2	61.9	34.6	32.7	31.6
Operating expenses	(20.5)	(20.2)	(10.2)	(10.3)	(10.3)
Net operating income (12)	46.7	41.7	24.4	22.4	21.3
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(3.7)	(2.7)	(3.7)	0.0	(2.5)
Recoveries, net of impairment of assets	0.0	0.0	0.0	0.0	0.0
Net Income Attributable to Bladex Stockholders	$43.0	$39.0	$20.7	$22.4	$18.8

2Q14 vs. 1Q14

The Commercial Division’s second quarter 2014 Net Income totaled $20.7 million, compared to $22.4 million in the first quarter 2014. The $2.0 million, or 9%, increase in net operating income was attributable to (i) higher net interest income (+$1.6 million, +6%), mainly from higher average loan portfolio balances (+4%) and yield rates (+1 bps), (ii) improved non-interest operating income (+$0.3 million, +6%) mainly from higher commissions from the letters of credit business, and (iii) a $0.1 million or 1% decrease on allocated operating expenses reflecting improved operating efficiency. These effects were offset by the $3.7 million increase in provisions for credit losses mainly associated with higher portfolio balances.

2Q14 vs. 2Q13

The Division’s quarterly Net Income increased $1.9 million, or 10%, compared to $18.8 million in the second quarter 2013 as a result of: (i) a $1.8 million, or 56%, increase in non-interest operating income mainly associated with higher loan intermediation fee activities and letters of credit transactions, (ii) a $1.2 million, or 4%, increase in net interest income mainly from higher average loan portfolio balances (+11%), (iii) a $0.1 million, or 1%, improvement in allocated operating expenses, partially offset by (iv) a $1.2 million increase in credit provision mainly associated with higher Commercial Portfolio balances.

6M14 vs. 6M13

During the first six months 2014, the Division´s Net Income totaled $43.0 million, compared to $39.0 million in the same period 2013, representing a $4.0 million, or 10%, net income increase attributable to: (i) a $3.5 million, or 57%, increase in non-interest operating income, primarily from higher fees from syndication and letters of credit activities, (ii) a $1.8 million, or 3%, increase in net interest income mainly associated with higher average loan portfolio balances (+11%), partially offset by the increases of $1.0 million in provision requirement and of $0.3 million in allocated operating expenses.

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TREASURY DIVISION

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise trading assets, securities available-for-sale, and securities held-to-maturity, as well as the management of the Bank’s interest rate, liquidity, price, and currency risks. Following the last year sale of the former Bladex Asset Management, the Treasury Division also incorporates the Bank’s remaining participation in investment funds. Until March 31, 2014, Bladex consolidated its participation in the Alpha4X Offshore Feeder Fund (“Feeder Fund”) under prevailing accounting rules as its participation still exceeded 50%.  On April, 2014, the Bank exercised its right to redeem $13.9 million, bringing its participation in the Feeder Fund to below 50%, and, consequently, deconsolidated said participation in its financial statements. Bladex´s participation in the Feeder Fund was 49.6% as of June 30, 2014, compared to 55.87% as of March 31, 2014, and compared to 56.41% as of June 30, 2013. Following deconsolidation, the net results of Bladex´ participation in the Feeder Fund are shown in other income in line item net gain (loss) from investment funds.

The Division´s Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities.

The Bank’s liquid assets (9) totaled $738 million as of June 30, 2014, compared to $573 million as of March 31, 2014, and $611 million as of June 30, 2013. As of these dates, the liquid assets to total assets ratio was 9.6%, 8.0%, and 8.4%, while the liquid assets to total deposits was 24.8%, 22.8%, and 22.0%, respectively.

As of June 30, 2014, the securities available-for-sale portfolio totaled $333 million, compared to $316 million as of March 31, 2014, and $333 million as of June 30, 2013. As of June 30, 2014, the available-for-sale portfolio consisted of readily-quoted Latin American securities, 73% of which were multilateral, sovereign, or state-owned risk (refer to Exhibit XI for a per-country risk distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

Deposit balances stood at $3.0 billion as of June 30, 2014, an 18% QoQ increase, and a 7% YoY increase. Deposits represented 44% of total liabilities at the end of the second quarter 2014, compared to 40% at the end of the first quarter 2014, and 44% at the end of the second quarter 2013. Short-term borrowings and debt, including Repos, totaled $2.2 billion as of June 30, 2014, a decrease of 9% QoQ and YoY, while long-term borrowings and debt totaled $1.5 billion as of June 30, 2014, an increase of 22% QoQ and 51% YoY, following the completion of a global syndication to support medium-term lending activities. Weighted average funding costs decreased to 1.11% during the first six months 2014, compared to 1.50% during the same period 2013 (-39 bps YoY). Second quarter 2014 weighted average costs were 1.11%, unchanged from the first quarter 2014, and 31 bps lower compared to 1.42% in the second quarter 2013.

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(US$ million)	6M14	6M13	2Q14	1Q14	2Q13
Treasury Division:
Net interest income (loss)	$8.4	$(0.4)	$4.3	$4.1	$1.0
Non-interest operating income (loss) (10)	(1.8)	8.5	(1.6)	(0.3)	7.3
Net operating revenues (11)	6.6	8.1	2.7	3.8	8.3
Operating expenses	(5.9)	(7.6)	(2.7)	(3.2)	(4.0)
Net operating income (12, 13)	0.7	0.5	0.0	0.6	4.3
Net income (loss) attributable to the redeemable noncontrolling interest	(0.5)	1.5	0.0	(0.5)	1.4
Net Income (Loss) Attributable to Bladex Stockholders	$1.2	$(1.0)	$0.0	$1.1	$2.9

2Q14 vs. 1Q14

The Treasury Division’s Net Income was break-even in the second quarter 2014, compared to Net Income of $1.1 million in the first quarter 2014, as the $1.3 million decrease in non-interest operating income, primarily attributable to higher losses from the Bank’s participation in investment funds more than offset the cumulated effects of higher gains on sale of securities available-for-sale (+$0.7 million), a $0.2 million increase in net interest income, and a $0.5 million decrease in allocated operating expenses.

2Q14 vs. 2Q13

The Division’s net decrease compared to Net Income of $2.9 million in the second quarter 2013 was mostly driven by an $8.9 million negative variation in non-interest operating income, mainly from losses in the investment funds, which more than offset the positive effects of a $3.3 million increase in net interest income mainly from lower average funding costs, and the $1.3 million decrease in allocated operating expenses primarily associated to lower performance related expenses in the investment funds.

6M14 vs. 6M13

During the first six months 2014, the Treasury Division reported Net Income of $1.2 million compared to a $1.0 million Net Loss in the same period 2013. The $2.2 million increase was due to the combined effects of: (i) an $8.8 million increase in net interest income mostly driven by lower average funding cost and higher average investment securities balances, (ii) a $1.7 million decrease in operating expenses mainly associated with lower performance related expenses from the investment funds, partially offset by (iii) the $10.3 million negative variation in non-interest operating income mainly from losses in the investment funds and trading activities, partially compensated by the $2.0 million net variation attributable to the redeemable non-controlling interest.

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NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	6M14	6M13	2Q14	1Q14	2Q13
Net Interest Income ("NII")
Commercial Division	$57.6	$55.8	$29.6	$28.0	$28.4
Treasury Division	8.4	(0.4)	4.3	4.1	1.0
Consolidated NII	$66.0	$55.4	$33.9	$32.1	$29.4

Net Interest Margin (i)	1.81%	1.67%	1.84%	1.79%	1.72%

(i) Total Net interest income divided by the average balance of interest-earning assets.

2Q14 vs. 1Q14

The Bank’s net interest income reached $33.9 million in the second quarter 2014, compared to $32.1 million in the first quarter 2014. The $1.8 million, or 6%, increase was mostly driven by (i) a $2.5 million increase in interest income from higher average interest-earning asset balances (+2%), mainly from loan portfolio growth (+4%), along with an increase in average interest-earning rates (+5 bps), and (ii) a $0.7 million increase in interest expense from higher average interest-bearing balances (+3%), mainly in long term borrowings and debt, while average rates paid on interest bearing liabilities remained stable.

2Q14 vs. 2Q13

Net interest income increased $4.5 million, or 15%, compared to the second quarter 2013, mainly from higher average lending portfolio balances (+12%), along with lower interest expense across funding sources, and the absence of accelerated amortization of commissions from debt prepaid in the second quarter 2013.

6M14 vs. 6M13

During the first six months 2014, net interest income reached $66.0 million, compared to $55.4 million in the same period 2013. The $10.6 million, or 19% increase in net interest income was primarily driven by (i) a $8.7 million overall increase in net interest income from higher average interest-earning assets and interest-bearing liabilities, mainly from higher average loan portfolio (+11%) and investment securities balances (+12%), and (ii) a $1.9 million overall increase in net interest income, mainly from lower average funding costs (-39 bps) which more than offset the decrease in average interest-earning rates (-19 bps).

FEES AND COMMISSIONS

(US$ million)	6M14	6M13	2Q14	1Q14	2Q13
Letters of credit	$4.5	$3.5	$2.7	$1.8	$2.0
Loan fees	3.5	1.6	1.3	2.2	0.8
Other*	0.5	0.1	0.2	0.3	0.0
Fees and Commissions, net	$8.5	$5.2	$4.2	$4.3	$2.8

* Net of commission expenses

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Fees and commissions totaled $4.2 million in the second quarter 2014, nearly unchanged compared to $4.3 million in the previous quarter as increased activity in the letters of credit business offset the effects of fewer transactions completed in our syndications business. The $1.4 million, or 48%, increase compared to $2.8 million in the second quarter 2013 was mostly the result of increased activity in the letters of credit business and transactional fee income from loan syndication and intermediation activities.

During the first six months 2014, fees and commissions totaled $8.5 million, a $3.2 million, or 62%, increase compared to $5.2 million in the first six months 2013, mostly driven by higher loan intermediation fees from mandated transactions, increased commission from higher average letter of credit portfolio balances and other guarantee commissions.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	30-Jun-13	30-Sep-13	31-Dec-13	31-Mar-14	30-Jun-14
Allowance for Loan Losses:
Balance at beginning of the period	$70.8	$68.1	$72.0	$72.8	$72.8
Provisions (reversals)	(2.7)	3.9	(0.6)	(0.0)	3.4
Charge-offs, net of recoveries	-	-	1.4	-	-
End of period balance	$68.1	$72.0	$72.8	$72.8	$76.2

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$7.3	$12.4	$7.3	$5.2	$5.2
Provisions (reversals)	5.1	(5.1)	(2.0)	-	0.2
End of period balance	$12.4	$7.3	$5.2	$5.2	$5.4

Total Allowance for Credit Losses	$80.5	$79.3	$78.0	$78.0	$81.6

The allowance for loan and off-balance sheet credit losses totaled $81.6 million as of June 30, 2014, compared to $78.0 million as of March 31, 2014, and $80.5 million as of June 30, 2013. The $3.6 million quarter-on-quarter net provision was mainly due to Commercial Portfolio growth during the quarter. The $1.1 million year-on-year net increase in the total allowance for credit losses was mainly driven by the Commercial Portfolio growth, partially mitigated by an improved risk profile in the portfolio composition. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.18% as of June 30, 2014, the same level as of March 31, 2014, and compared to 1.21% as of June 30, 2013.

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As of June 30, 2014, the Bank had $4.0 million in non-accrual loans (or 0.06% of total loan portfolio balance), compared to 0.05% as of March 31, 2014, and compared to nil loans in non-accrual status as of June 30, 2013.

OPERATING EXPENSES

(US$ million)	6M14	6M13	2Q14	1Q14	2Q13
Salaries and other employee expenses	$15.6	$16.2	$7.5	$8.1	$8.4
Depreciation and amortization of equipment and leasehold improvements	1.3	1.4	0.6	0.7	0.7
Professional services	1.9	1.6	1.1	0.8	1.0
Maintenance and repairs	0.8	0.7	0.4	0.4	0.3
Expenses from the investment funds	0.4	2.1	0.0	0.4	1.4
Other operating expenses	6.3	5.7	3.2	3.1	2.5
Total Operating Expenses	$26.4	$27.8	$12.9	$13.5	$14.3

Quarterly Variation

Operating expenses in the second quarter 2014 totaled $12.9 million, resulting in a $0.6 million, or 5% decrease compared to the $13.5 million in the previous quarter 2014, and a $1.4 million, or 10%, decrease compared to the $14.3 million in the second quarter 2013. The quarterly decrease in operating expenses versus the comparative periods were mainly attributable to lower salaries and other employee expenses, along with the deconsolidation of expenses related to the investment funds.

The Bank’s second quarter 2014 efficiency ratio improved to 35%, compared to 37% in the first quarter 2014 and 36% in the second quarter 2013. The Business Efficiency Ratio, which excludes non-core revenues and expenses from investment funds, improved to 32% in the second quarter 2014, compared to 35% in the previous quarter 2014, and 36% in the second quarter 2013. The ratio of operating expenses to average assets improved to 69 bps in the second quarter 2014, compared to 75 bps, and 84 bps, respectively.

6M14 vs. 6M13

During the first six months 2014, operating expenses totaled $26.4 million, a $1.4 million, or 5%, decrease compared to $27.8 million during the same period 2013, mainly attributable to lower salaries and other employee expenses on lower average workforce, and the deconsolidation of fund related expenses.

The Bank’s year-to-date 2014 efficiency ratio stood at 36%, compared to 40% in the first half 2013, as net operating revenues increased 5% and operating expenses decreased 5%. The Business Efficiency Ratio improved to 34%, compared to 40% in the same period 2013. For the first six months 2014, the Bank’s operating expenses to average assets ratio improved to 72 bps, compared to 84 bps in the same period 2013.

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CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	30-Jun-14	31-Mar-14	30-Jun-13
Tier 1 Capital (7)	$899	$891	$854
Total Capital (14)	$972	$959	$921
Risk-Weighted Assets	$5,911	$5,437	$5,369
Tier 1 Capital Ratio (7)	15.2%	16.4%	15.9%
Total Capital Ratio (14)	16.5%	17.6%	17.1%
Stockholders’ Equity	$896	$885	$840
Stockholders’ Equity to Total Assets	11.7%	12.3%	11.6%
Accumulated other comprehensive income (loss) ("OCI")	$(6)	$(9)	$(17)
Leverage (times) (8)	8.6	8.1	8.6

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of June 30, 2014, the Bank’s Tier 1 capital ratio was 16.5%, compared to 16.4% as of March 31, 2014, and 15.9% as of June 30, 2013. The Bank’s leverage as of these dates was 8.6x, 8.1x, and 8.6x, respectively.

The Bank’s common shares outstanding totaled 38.7 million as of June 30, 2014, the same level as of March 31, 2014, and compared to 38.4 million as of June 30, 2013.

RECENT EVENTS

▪	New bond issuance in Mexico: On July 15, 2014, the Bank issued “certificados bursátiles” in the Mexican capital markets, in the amount of 2.0 billion Mexican Pesos. The Notes have a three-and-a-half-year tenor. The transaction was widely oversubscribed. Funds will be used to expand the Bank’s lending portfolio in Mexico, and elsewhere.

▪	Quarterly dividend payment: At the Board of Director’s meeting held July 14, 2014, the Bank’s Board approved a quarterly common dividend of $0.35 per share corresponding to the second quarter 2014. The dividend will be paid on August 5, 2014, to stockholders registered as of July 28, 2014.

▪	Ratings affirmed: On July 3, 2014, Standard & Poor’s affirmed the Bank’s credit rating at BBB/A-2; with a “Stable” Outlook.

▪	Closing of three and a half years Global Syndicated Loan: On May 7, 2014, the Bank announced the successful closing of a US$250 million three and a half year syndicated loan structured and placed globally through Bank of Tokyo Mitsubishi UFJ and Standard Chartered Bank. This transaction represented another successful global syndication which enhances the diversification of the Bank’s financing sources.

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▪	Deconsolidated participation in Feeder Fund: Effective April 1, 2014, the first anniversary of its sale of the former Asset Management Unit, the Bank exercised its rights to redeem $13.9 million, bringing its participation in the Feeder Fund to 49.6%. Consequently, the Bank deconsolidated said participation in its financial statements during the second quarter of 2014.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

(2)	Non-Core Items includes: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds, and expenses from investment funds), net results from discontinued operations, and net income (loss) attributable to the redeemable non-controlling interest.

(3)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(4)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(5)	Business ROAE: Annualized Business Net Income divided by average stockholders’ equity.

(6)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds.

(7)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(8)	Leverage corresponds to assets divided by stockholders’ equity.

(9)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(10)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, gain (loss) on trading securities, and gains (losses) from the investment in the investment funds.

(11)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(12)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(13)	The Treasury Division’s net operating income (loss) includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; (vi) gains (losses) from investments in the investment funds and (vii) allocated operating expenses.

(14)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

13

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX). In 2014, Bladex is celebrating the 35th anniversary of commencement of operations.

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through June 30, 2014, Bladex had disbursed accumulated credits of approximately $212 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, July 24, 2014 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and download on http://www.bladex.com.

14

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 71995131.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

15

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2014	March 31, 2014	June 30, 2013	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$749	$584	$626	$165	28%	$123	20%
Securities available-for-sale	333	316	333	17	5	0	0
Securities held-to-maturity	44	37	33	7	19	11	33
Investment funds	53	118	133	(65)	(55)	(80)	(60)
Loans	6,459	6,098	6,030	361	6	429	7
Less:
Allowance for loan losses	76	73	68	3	4	8	12
Unearned income and deferred fees	9	6	6	3	50	3	50
Loans, net	6,374	6,019	5,955	355	6	419	7

Customers' liabilities under acceptances	53	34	90	19	56	(37)	(41)
Accrued interest receivable	41	38	40	3	8	1	3
Equipment and leasehold improvements, net	9	10	12	(1)	(10)	(3)	(25)
Derivative financial instruments used for hedging - receivable	11	15	10	(4)	(27)	1	10
Other assets	13	8	10	5	63	3	30

TOTAL ASSETS	$7,679	$7,179	$7,243	$500	7%	$436	6%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$181	$90	$63	$91	101%	$118	187%
Time	2,792	2,421	2,711	371	15	81	3
Total Deposits	2,973	2,511	2,774	462	18	199	7

Trading liabilities	0	0	10	0	n.m. (*)	(10)	(100)
Securities sold under repurchase agreements	285	274	242	11	4	43	18
Short-term borrowings and debt	1,922	2,148	2,188	(226)	(11)	(266)	(12)
Acceptances outstanding	53	34	90	19	56	(37)	(41)
Accrued interest payable	14	17	15	(3)	(18)	(1)	(7)
Long-term borrowings and debt	1,500	1,231	993	269	22	507	51
Derivative financial instruments used for hedging - payable	10	10	10	0	0	0	0
Reserve for losses on off-balance sheet credit risk	5	5	12	0	0	(7)	(58)
Other liabilities	21	13	12	8	62	9	75
TOTAL LIABILITIES	$6,783	$6,244	$6,347	$539	9%	$436	7%

Redeemable noncontrolling interest	0	49	56	(49)	(100)	(56)	(100)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	118	117	119	1	1	(1)	(1)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	489	482	449	7	1	40	9
Accumulated other comprehensive loss	(6)	(9)	(17)	3	(33)	11	(65)
Treasury stock	(80)	(80)	(85)	0	0	5	(6)

TOTAL STOCKHOLDERS' EQUITY	$896	$885	$840	$11	1%	$56	7%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,679	$7,179	$7,243	$500	7%	$436	6%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2014	March 31, 2014	June 30, 2013	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$52,073	$49,615	$50,964	$2,458	5%	$1,109	2%
Interest expense	(18,181)	(17,506)	(21,552)	(675)	4	3,371	(16)

NET INTEREST INCOME	33,892	32,109	29,412	1,783	6	4,480	15

Reversal of provision (provision) for loan losses	(3,430)	16	2,651	(3,446)	n.m. (*)	(6,081)	(229)

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION (PROVISION) FOR LOAN LOSSES	30,462	32,125	32,063	(1,663)	(5)	(1,601)	(5)

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(254)	0	(5,111)	(254)	n.m. (*)	4,857	(95)
Fees and commissions, net	4,202	4,276	2,835	(74)	(2)	1,367	48
Derivative financial instrument and hedging	(187)	(20)	1,374	(167)	835	(1,561)	(114)
Recoveries, net of impairment of assets	7	0	0	7	n.m. (*)	7	n.m. (*)
Net gain (loss) from investment funds	(2,235)	(560)	5,078	(1,675)	299	(7,313)	(144)
Net loss from trading securities	(48)	(199)	(1,565)	151	(76)	1,517	(97)
Net gain on sale of securities available-for-sale	954	258	846	696	270	108	13
Net gain (loss) on foreign currency exchange	(73)	190	1,440	(263)	(138)	(1,513)	(105)
Other income, net	732	451	505	281	62	227	45
NET OTHER INCOME	3,098	4,396	5,402	(1,298)	(30)	(2,304)	(43)

OPERATING EXPENSES:
Salaries and other employee expenses	(7,498)	(8,084)	(8,428)	586	(7)	930	(11)
Depreciation and amortization of equipment and leasehold improvements	(639)	(660)	(668)	21	(3)	29	(4)
Professional services	(1,114)	(815)	(951)	(299)	37	(163)	17
Maintenance and repairs	(396)	(395)	(327)	(1)	0	(69)	21
Expenses from the investment funds	0	(416)	(1,396)	416	(100)	1,396	(100)
Other operating expenses	(3,226)	(3,114)	(2,549)	(112)	4	(677)	27
TOTAL OPERATING EXPENSES	(12,873)	(13,484)	(14,319)	611	(5)	1,446	(10)

Net income from continuing operations	$20,687	$23,037	$23,146	$(2,350)	(10)	$(2,459)	(11)

Net loss from discontinued operations	0	0	23	0	n.m. (*)	(23)	(100)

Net income	$20,687	$23,037	$23,169	$(2,350)	(10)	$(2,482)	(11)

Net income (loss) attributable to the redeemable noncontrolling interest	0	(475)	1,446	475	(100)	(1,446)	(100)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$20,687	$23,512	$21,723	$(2,825)	(12)%	$(1,036)	(5)%

PER COMMON SHARE DATA:
Basic earnings per share	0.54	0.61	0.57
Diluted earnings per share	0.53	0.61	0.56

Weighted average basic shares	38,667	38,600	38,413
Weighted average diluted shares	38,799	38,679	38,625

PERFORMANCE RATIOS:
Return on average assets	1.1%	1.3%	1.3%
Return on average stockholders' equity	9.3%	10.9%	10.3%
Net interest margin	1.84%	1.79%	1.72%
Net interest spread	1.67%	1.62%	1.51%
Operating expenses to total average assets	0.69%	0.75%	0.84%

(*) “n.m.” means not meaningful.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE SIX MONTHS ENDED
	June 30, 2014	June 30, 2013
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$66,001	$55,431
Fees and commissions, net	8,478	5,234
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(3,668)	(2,726)
Derivative financial instrument and hedging	(207)	858
Recoveries, net of impairment of assets	7	0
Net gain (loss) from investment funds	(2,795)	6,347
Net gain (loss) from trading securities	(247)	3,211
Net gain on sale of securities available-for-sale	1,212	961
Net gain (loss) on foreign currency exchange	117	(3,156)
Other income, net	1,183	1,090
Operating expenses	(26,357)	(27,771)
Net income from continuing operations	43,724	39,479
Net loss from discontinued operations	0	(4)
Net income	$43,724	$39,475
Net income (loss) attributable to the redeemable noncontrolling interest	(475)	1,458
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$44,199	$38,017

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	377	366
Investment funds	53	133
Loans, net	6,374	5,955
Total assets	7,679	7,243
Deposits	2,973	2,774
Securities sold under repurchase agreements	285	242
Short-term borrowings and debt	1,922	2,188
Long-term borrowings and debt	1,500	993
Total liabilities	6,783	6,347
Stockholders' equity	896	840

PER COMMON SHARE DATA:
Basic earnings per share	1.14	0.99
Diluted earnings per share	1.14	0.99
Book value (period average)	22.80	21.93
Book value (period end)	23.18	21.87

(In thousand):
Weighted average basic shares	38,633	38,316
Weighted average diluted shares	38,813	38,515
Basic shares period end	38,672	38,430

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.2%	1.1%
Return on average stockholders' equity	10.1%	9.1%
Net interest margin	1.81%	1.67%
Net interest spread	1.65%	1.45%
Operating expenses to total average assets	0.72%	0.84%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.1%	0.0%
Charge offs to total loan portfolio (1)	0.0%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.2%	1.1%
Allowance for losses on off-balance sheet credit risk to total contingencies	1.2%	2.0%

CAPITAL RATIOS:
Stockholders' equity to total assets	11.7%	11.6%
Tier 1 capital to risk-weighted assets	15.2%	15.9%
Total capital to risk-weighted assets	16.5%	17.1%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2014	June 30, 2013	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$101,688	$99,368	$2,320	2%
Interest expense	(35,687)	(43,937)	8,250	(19)

NET INTEREST INCOME	66,001	55,431	10,570	19

Reversal of provision (provision) for loan losses	(3,414)	4,822	(8,236)	(171)

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION (PROVISION) FOR LOAN LOSSES	62,587	60,253	2,334	4

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(254)	(7,548)	7,294	(97)
Fees and commissions, net	8,478	5,234	3,244	62
Derivative financial instrument and hedging	(207)	858	(1,065)	(124)
Recoveries, net of impairment of assets	7	0	7	n.m. (*)
Net gain (loss) from investment funds	(2,795)	6,347	(9,142)	(144)
Net gain (loss) from trading securities	(247)	3,211	(3,458)	(108)
Net gain on sale of securities available-for-sale	1,212	961	251	26
Net gain (loss) on foreign currency exchange	117	(3,156)	3,273	(104)
Other income, net	1,183	1,090	93	9
NET OTHER INCOME	7,494	6,997	497	7

OPERATING EXPENSES:
Salaries and other employee expenses	(15,582)	(16,197)	615	(4)
Depreciation and amortization of equipment and leasehold improvements	(1,299)	(1,390)	91	(7)
Professional services	(1,929)	(1,595)	(334)	21
Maintenance and repairs	(791)	(713)	(78)	11
Expenses from the investment funds	(416)	(2,144)	1,728	(81)
Other operating expenses	(6,340)	(5,732)	(608)	11
TOTAL OPERATING EXPENSES	(26,357)	(27,771)	1,414	(5)

Net income from continuing operations	$43,724	$39,479	$4,245	11

Net loss from discontinued operations	0	(4)	$4	(100)

Net income	$43,724	$39,475	$4,249	11

Net income (loss) attributable to the redeemable noncontrolling interest	(475)	1,458	(1,933)	(133)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$44,199	$38,017	$6,182	16%

(*) "n.m." means not meaningful.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2014			March 31, 2014			June 30, 2013
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$612	$0.4	0.24%	$650	$0.4	0.23%	$699	$0.4	0.24%
Loans, net of unearned income & deferred loan fees	6,353	49.5	3.08	6,120	47.0	3.07	5,700	47.7	3.31
Non-accrual loans	4	0.0	0.00	3	0.0	0.00	0	0.0	n.m. (*)
Trading assets	0	0.0	0.00	0	0.0	0.00	2	0.0	0.00
Investment securities	366	2.2	2.38	366	2.2	2.42	379	2.4	2.50
Investment funds	74	0.0	0.00	119	0.0	0.07	88	0.5	2.17

TOTAL INTEREST EARNING ASSETS	$7,408	$52.1	2.78%	$7,258	$49.6	2.73%	$6,868	$51.0	2.94%

Non interest earning assets	86			74			66
Allowance for loan losses	(73)			(73)			(71)
Other assets	9			16			11

TOTAL ASSETS	$7,431			$7,275			$6,875

INTEREST BEARING LIABILITIES
Deposits	$2,537	$2.7	0.43%	$2,541	$2.6	0.41%	$2,716	$3.2	0.47%
Trading liabilities	0	0.0	0.00	(0)	0.0	0.00	9	0.0	0.00
Investment funds	0	0.0	n.m. (*)	0	0.0	n.m. (*)	0	0.6	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings and debt	2,488	6.1	0.96	2,590	6.9	1.07	2,053	6.1	1.18
Long-term borrowings and debt	1,436	9.4	2.59	1,166	7.9	2.71	1,207	11.6	3.81

TOTAL INTEREST BEARING LIABILITIES	$6,461	$18.2	1.11%	$6,297	$17.5	1.11%	$5,984	$21.6	1.42%

Non interest bearing liabilities and other liabilities	$65			$57			$43

TOTAL LIABILITIES	6,526			6,353			6,028

Redeemable noncontrolling interest	15			50			3

STOCKHOLDERS' EQUITY	890			872			844

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,431			$7,275			$6,875

NET INTEREST SPREAD			1.67%			1.62%			1.51%
NET INTEREST INCOME AND NET INTEREST MARGIN		$33.9	1.84%		$32.1	1.79%		$29.4	1.72%

(*) "n.m." means not meaningful.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2014			June 30, 2013
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$631	$0.7	0.24%	$632	$0.7	0.22%
Loans, net of unearned income & deferred loan fees	6,237	96.5	3.08	5,643	94.2	3.32
Non-accrual loans	3	0.0	0.00	0	0.0	n.m. (*)
Trading assets	0	0.0	0.00	3	0.0	0.00
Investment securities	366	4.4	2.40	323	3.9	2.42
Investment funds	96	0.0	0.04	97	0.5	1.12

TOTAL INTEREST EARNING ASSETS	$7,333	$101.7	2.76%	$6,698	$99.4	2.95%

Non interest earning assets	80			61
Allowance for loan losses	(73)			(72)
Other assets	12			13

TOTAL ASSETS	$7,353			$6,701

INTEREST BEARING LIABILITIES
Deposits	$2,539	$5.4	0.42%	$2,494	$6.4	0.51%
Trading liabilities	0	0.0	0.00	13	0.0	0.00
Investment funds	0	0.0	n.m. (*)	0	0.6	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings and debt	2,539	13.0	1.02	1,794	11.4	1.26
Long-term borrowings and debt	1,302	17.3	2.64	1,516	25.6	3.36

TOTAL INTEREST BEARING LIABILITIES	$6,379	$35.7	1.11%	$5,817	$43.9	1.50%

Non interest bearing liabilities and other liabilities	$61			$41

TOTAL LIABILITIES	6,440			5,858

Redeemable noncontrolling interest	32			3

STOCKHOLDERS' EQUITY	881			840

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,353			$6,701

NET INTEREST SPREAD			1.65%			1.45%
NET INTEREST INCOME AND NET INTEREST MARGIN		$66.0	1.81%		$55.4	1.67%

(*) "n.m." means not meaningful.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED JUN 30/14	JUN 30/14	MAR 31/14	DEC 31/13	SEP 30/13	JUN 30/13	ENDED JUN 30/13

INCOME STATEMENT DATA:
Interest income	$101,688	$52,073	$49,615	$49,932	$56,003	$50,964	$99,368
Interest expense	(35,687)	(18,181)	(17,506)	(18,864)	(19,410)	(21,552)	(43,937)

NET INTEREST INCOME	66,001	33,892	32,109	31,068	36,593	29,412	55,431

Reversal of provision (provision) for loan losses	(3,414)	(3,430)	16	677	(3,901)	2,651	4,822

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	62,587	30,462	32,125	31,745	32,692	32,063	60,253

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(254)	(254)	0	2,031	5,136	(5,111)	(7,548)
Fees and commissions, net	8,478	4,202	4,276	4,681	3,754	2,835	5,234
Derivative financial instrument and hedging	(207)	(187)	(20)	54	(559)	1,374	858
Recoveries, net of impairment of assets	7	7	0	108	0	0	0
Net gain (loss) from investment funds	(2,795)	(2,235)	(560)	(4,974)	(8,075)	5,078	6,347
Net gain (loss) from trading securities	(247)	(48)	(199)	(59)	69	(1,565)	3,211
Net gains on sale of securities available-for-sale	1,212	954	258	561	0	846	961
Net gain (loss) on foreign currency exchange	117	(73)	190	(24)	(654)	1,440	(3,156)
Other income, net	1,183	732	451	735	407	505	1,090
NET OTHER INCOME	7,494	3,098	4,396	3,113	78	5,402	6,997

TOTAL OPERATING EXPENSES:	(26,357)	(12,873)	(13,484)	(13,641)	(12,894)	(14,319)	(27,771)
Net income from continuing operations	43,724	20,687	23,037	21,217	19,876	23,146	39,479
Net income (loss) from discontinued operations	0	0	0	0	0	23	(4)
Net income	$43,724	$20,687	$23,037	$21,217	$19,876	$23,169	$39,475

Net income (loss) attributable to the redeemable noncontrolling interest	(475)	0	(475)	(2,693)	(2,950)	1,446	1,458
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$44,199	$20,687	$23,512	$23,910	$22,826	$21,723	$38,017

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.14	$0.54	$0.61	$0.62	$0.59	$0.57	$0.99
PERFORMANCE RATIOS
Return on average assets	1.2%	1.1%	1.3%	1.3%	1.2%	1.3%	1.1%
Return on average stockholders' equity	10.1%	9.3%	10.9%	11.0%	10.7%	10.3%	9.1%
Net interest margin	1.81%	1.84%	1.79%	1.69%	1.96%	1.72%	1.67%
Net interest spread	1.65%	1.67%	1.62%	1.51%	1.78%	1.51%	1.45%
Operating expenses to total average assets	0.72%	0.69%	0.75%	0.74%	0.69%	0.84%	0.84%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/14	JUN 30/13	JUN 30/14	MAR 31/14	JUN 30/13

COMMERCIAL DIVISION:

Net interest income (1)	$57.6	$55.8	$29.6	$28.0	$28.4
Non-interest operating income (2)	9.6	6.1	5.0	4.7	3.2
Operating expenses (3)	(20.5)	(20.2)	(10.2)	(10.3)	(10.3)
Net operating income (4)	46.7	41.7	24.4	22.4	21.3
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(3.7)	(2.7)	(3.7)	0.0	(2.5)
Recoveries, net of impairment of assets	0.0	0.0	0.0	0.0	0.0
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$43.0	$39.0	$20.7	$22.4	$18.8

Average interest-earning assets (5)	6,240	5,643	6,356	6,123	5,700
End-of-period interest-earning assets (5)	6,450	6,024	6,450	6,092	6,024
TREASURY DIVISION:

Net interest income (loss) (1)	$8.4	$(0.4)	$4.3	$4.1	$1.0
Non-interest operating income (loss) (2)	(1.8)	8.5	(1.6)	(0.3)	7.3
Operating expenses (3)	(5.9)	(7.6)	(2.7)	(3.2)	(4.0)
Net operating income (loss) (4)	0.7	0.5	0.0	0.6	4.3
Net income (loss)	0.7	0.5	0.0	0.6	4.3
Net income (loss) attributable to the redeemable noncontrolling interest	(0.5)	1.5	0.0	(0.5)	1.4
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$1.2	$(1.0)	$0.0	$1.1	$2.9

Average interest-earning assets (6)	1,093	1,055	1,052	1,135	1,168
End-of-period interest-earning assets (6)	1,178	1,125	1,178	1,055	1,125
CONSOLIDATED:

Net interest income (1)	$66.0	$55.4	$33.9	$32.1	$29.4
Non-interest operating income (2)	7.8	14.6	3.4	4.4	10.5
Operating expenses (3)	(26.4)	(27.8)	(12.9)	(13.5)	(14.3)
Net operating income (4)	47.4	42.2	24.4	23.0	25.6
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(3.7)	(2.7)	(3.7)	0.0	(2.5)
Recoveries, net of impairment of assets	0.0	0.0	0.0	0.0	0.0
Net income - business segments	43.7	39.5	20.7	23.0	23.1
Net income (loss) attributable to the redeemable noncontrolling interest	(0.5)	1.5	0.0	(0.5)	1.4
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS - BUSINESS SEGMENTS	$44.2	$38.0	$20.7	$23.5	$21.7
Net loss from discontinued operations	0.0	0.0	0.0	0.0	0.0
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$44.2	$38.0	$20.7	$23.5	$21.7

Average interest-earning assets	7,333	6,698	7,408	7,258	6,868
End-of-period interest-earning assets	7,628	7,149	7,628	7,147	7,149

The Bank’s activities are operated and managed in two segments, Commercial and Treasury. The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for loans and off-balance sheet credit losses, and recoveries, net of impairment of assets.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries, net of impairment of assets.

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the investment funds.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN14		31MAR14		30JUN13		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$392	5.4	$201	2.9	$431	6.1	$191	$(39)
BRAZIL	1,996	27.4	2,082	29.9	1,957	27.9	(86)	39
CHILE	189	2.6	397	5.7	387	5.5	(208)	(198)
COLOMBIA	779	10.7	731	10.5	655	9.3	48	124
COSTA RICA	328	4.5	385	5.5	445	6.3	(57)	(117)
DOMINICAN REPUBLIC	117	1.6	231	3.3	234	3.3	(114)	(117)
ECUADOR	313	4.3	269	3.9	278	4.0	44	35
EL SALVADOR	121	1.7	132	1.9	56	0.8	(11)	65
FRANCE	39	0.5	2	0.0	2	0.0	37	37
GUATEMALA	251	3.5	246	3.5	260	3.7	5	(9)
HONDURAS	80	1.1	80	1.2	54	0.8	0	26
JAMAICA	62	0.8	7	0.1	32	0.5	55	30
MEXICO	913	12.5	652	9.4	643	9.2	261	270
NETHERLANDS	79	1.1	31	0.4	113	1.6	48	(34)
NICARAGUA	1	0.0	6	0.1	10	0.1	(5)	(9)
PANAMA	396	5.4	367	5.3	267	3.8	29	129
PARAGUAY	81	1.1	70	1.0	33	0.5	11	48
PERU	625	8.6	687	9.9	715	10.2	(62)	(90)
TRINIDAD & TOBAGO	196	2.7	78	1.1	198	2.8	118	(2)
UNITED STATES	41	0.6	37	0.5	0	0.0	4	41
URUGUAY	236	3.2	229	3.3	177	2.5	7	59
VENEZUELA	0	0.0	0	0.0	6	0.1	0	(6)
MULTILATERAL ORGANIZATIONS	41	0.6	42	0.6	35	0.5	(1)	6
OTHER	1	0.0	1	0.0	35	0.5	0	(34)

TOTAL CREDIT PORTFOLIO (1)	$7,277	100%	$6,963	100%	$7,023	100%	$314	$254

UNEARNED INCOME AND COMMISSION (2)	(9)		(6)		(6)		(3)	(3)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$7,268		$6,957		$7,017		$311	$251

(1)	Includes book value of loans, fair value of investment securities, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN14		31MAR14		30JUN13		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$392	5.7	$201	3.0	$431	6.5	$191	$(39)
BRAZIL	1,937	28.1	2,008	30.4	1,865	28.0	(71)	72
CHILE	171	2.5	370	5.6	362	5.4	(199)	(191)
COLOMBIA	671	9.7	632	9.6	577	8.7	39	94
COSTA RICA	321	4.7	378	5.7	445	6.7	(57)	(124)
DOMINICAN REPUBLIC	117	1.7	231	3.5	234	3.5	(114)	(117)
ECUADOR	313	4.5	269	4.1	278	4.2	44	35
EL SALVADOR	121	1.7	132	2.0	56	0.8	(11)	65
FRANCE	39	0.6	2	0.0	2	0.0	37	37
GUATEMALA	251	3.6	246	3.7	260	3.9	5	(9)
HONDURAS	80	1.2	80	1.2	54	0.8	0	26
JAMAICA	62	0.9	7	0.1	32	0.5	55	30
MEXICO	841	12.2	618	9.4	588	8.8	223	253
NETHERLANDS	79	1.2	31	0.5	113	1.7	48	(34)
NICARAGUA	1	0.0	6	0.1	10	0.2	(5)	(9)
PANAMA	359	5.2	335	5.1	214	3.2	24	145
PARAGUAY	81	1.2	70	1.1	33	0.5	11	48
PERU	598	8.7	653	9.9	692	10.4	(55)	(94)
TRINIDAD & TOBAGO	189	2.7	74	1.1	193	2.9	115	(4)
UNITED STATES	41	0.6	37	0.6	0	0.0	4	41
URUGUAY	236	3.4	229	3.5	177	2.7	7	59
VENEZUELA	0	0.0	0	0.0	6	0.1	0	(6)
OTHER	1	0.0	1	0.0	35	0.5	0	(34)

TOTAL COMMERCIAL PORTFOLIO (1)	$6,901	100%	$6,610	100%	$6,657	100%	$291	$244

UNEARNED INCOME AND COMMISSION (2)	(9)		(6)		(6)		(3)	(3)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$6,892		$6,604		$6,651		$288	$241

(1)	Includes book value of loans, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN14		31MAR14		30JUN13		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	59	15.8	74	20.9	92	25.2	(15)	(33)
CHILE	18	4.7	27	7.6	25	6.9	(9)	(7)
COLOMBIA	108	28.8	99	27.9	78	21.3	9	30
COSTA RICA	7	1.9	7	2.0	0	0.0	0	7
MEXICO	72	19.2	34	9.5	55	15.0	38	17
PANAMA	37	9.8	32	9.0	53	14.6	5	(16)
PERU	27	7.0	34	9.8	23	6.4	(7)	4
TRINIDAD & TOBAGO	7	1.9	4	1.3	5	1.2	3	2
MULTILATERAL ORGANIZATIONS	41	10.8	42	12.0	35	9.5	(1)	6

TOTAL TREASURY PORTOFOLIO (1)	$376	100%	$353	100%	$366	100%	$23	$10

(1)	Includes securities available for sale and held to maturity. Excludes the Bank's invesments in the investment funds.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY (*)	2QTR14	1QTR14	2QTR13	(A) - (B)	(A) - (C)

ARGENTINA	$470	$252	$406	$218	$64
BELGIUM	0	123	99	(123)	(99)
BRAZIL	595	575	525	20	70
CHILE	24	110	73	(86)	(49)
COLOMBIA	289	165	503	124	(214)
COSTA RICA	68	119	290	(51)	(222)
DOMINICAN REPUBLIC	196	292	317	(96)	(121)
ECUADOR	294	195	260	99	34
EL SALVADOR	43	36	44	7	(1)
FRANCE	73	86	69	(13)	4
GUATEMALA	108	142	177	(34)	(69)
HONDURAS	56	67	25	(11)	31
JAMAICA	92	22	41	70	51
MEXICO	576	458	437	118	139
NETHERLANDS	48	0	73	48	(25)
PANAMA	116	128	129	(12)	(13)
PARAGUAY	42	5	21	37	21
PERU	228	283	378	(55)	(150)
TRINIDAD & TOBAGO	132	64	62	68	70
UNITED STATES	4	9	0	(5)	4
URUGUAY	32	121	27	(89)	5
VENEZUELA	0	2	13	(2)	(13)
MULTILATERAL ORGANIZATIONS	5	0	19	5	(14)
OTHER	0	2	1	(2)	(1)

TOTAL CREDIT DISBURSED (1)	$3,491	$3,256	$3,989	$235	$(498)

(1)	Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk, and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.